PARK HILL GROUP LLC
(SEC I.D. No. 8-66958)

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2017
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

This report is deemed CONFIDENTIAL in accordance
with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.
A statement of financial condition, bound separately, has been filed with the
Securities and Exchange Commission simultaneously herewith as a Public Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66958

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Park Hill Group LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue
(No. and Street)

New York   NY   10017
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David C. Figur   (212) 364-5056
                                                           (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza   New York   New York   10112-0015
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[x] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

CONFIDENTIAL

AFFIRMATION

I, David C. Figur, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of Park Hill Group LLC, as of and for the year ended December 31, 2017, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



David C. Figur
Director of Finance

Subscribed to before me this
27th day of February 2018



Notary Public



SALVATORE RAPPA
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02RA6129621
Qualified in Westchester County
Certificate Filed in New York County
Commission Expires June 27, 2021

PARK HILL GROUP LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

☒   Report of Independent Registered Public Accounting Firm.

☒   (a)   Facing Page.

☒   (b)   Statement of Financial Condition.

☒   (c)   Statement of Operations.

☒   (d)   Statement of Cash Flows.

☒   (e)   Statement of Changes in Member's Equity.

☐   (f)   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not applicable).

☒   Notes to Financial Statements.

☒   (g)   Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

☒   (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

☒   (i)   Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

☐   (j)   A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements of Rule 15c3-3. (Not applicable).

☐   (k)   A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation. (Not applicable).

☒   (l)   An Affirmation.

☒   (m)   A report describing the broker-dealer's compliance with the exemption provisions of section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon. (Filed separately).

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Park Hill Group LLC
New York, New York,

Opinion on Financial Statements

We have audited the accompanying statement of financial condition of Park Hill Group LLC (the "Company") as of December 31, 2017, and the related statements of operations, cash flows, and changes in member's equity for the year then ended, and the related notes (collectively referred to as the "financial statements") . In our opinion, the financial statements present fairly, in all material respects, the financial position of Park Hill Group LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules (g), (h), and (i) listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte + Touche LLP

February 27, 2018

We have served as the Company's auditor since 2006.

PARK HILL GROUP LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	23,822,207
Investments		1,989,375
Accounts receivable, net of allowance for doubtful accounts of $132,696		158,627,655
Interest receivable		2,230,084
Other assets		396,519
Due from affiliates		241,436
TOTAL ASSETS	$	187,307,276

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	1,285,550
Taxes payable		766,300
Deferred tax liability		994
Other liabilities		21,925
Due to affiliates		7,802,455
TOTAL LIABILITIES		9,877,224
MEMBER'S EQUITY		177,430,052
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	187,307,276

See notes to financial statements.

PARK HILL GROUP LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES		
Placement fees	$	133,956,161
Interest income and other		6,014,700
Total revenues		139,970,861
EXPENSES		
Compensation and benefits		62,776,634
Service fees		34,367,283
Professional fees		5,361,155
Occupancy and related		4,301,138
Travel and entertainment		3,032,459
Other expenses		2,980,987
Information and technology		2,707,637
Depreciation and amortization		1,218,408
Bad debt expense		132,696
Total expenses		116,878,397
Income before income taxes		23,092,464
Provision for income taxes		808,421
Net income	$	22,284,043

See notes to financial statements.

PARK HILL GROUP LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	22,284,043
Adjustments to reconcile net income to net cash		
provided by operating activities		
Bad debt expense		132,696
Deferred tax expense		12,474
Unrealized foreign currency gain		(1,871,426)
Unrealized loss on investments		1,176
Changes in operating assets and liabilities		
Increase in accounts receivable		(9,352,488)
Increase in interest receivable		(58,490)
Increase in due from affiliates		(139,478)
Decrease in other assets		70,238
Increase in accounts payable and accrued expenses		260,134
Increase in other liabilities		19,459
Increase in taxes payable		183,036
Increase in due to affiliates		2,582,190
Net cash provided by operating activities		14,123,564
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of investments		(1,990,551)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to Member		(13,000,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(866,987)
CASH AND CASH EQUIVALENTS, JANUARY 1, 2017		24,689,194
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2017	$	23,822,207
SUPPLEMENTAL CASH FLOW DISCLOSURE		
Cash paid for income taxes	$	548,682

See notes to financial statements.

PARK HILL GROUP LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

BALANCE - January 1, 2017	$	168,146,009
Distributions		(13,000,000)
Net income		22,284,043
BALANCE - December 31, 2017	$	177,430,052

See notes to financial statements.

PARK HILL GROUP LLC

1. **ORGANIZATION AND NATURE OF OPERATIONS**

   Park Hill Group LLC (the "Company") was formed as a limited liability company in the State of Delaware on December 9, 2004. Effective November 17, 2005, the Company commenced operations as a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). Effective May 21, 2013, the Company registered as a commodities trading advisor with the Commodity Futures Trading Commission ("CFTC") and the National Futures Association ("NFA").

   The Company is a private fund advisor raising capital primarily from institutional investors for interests in private equity funds, hedge funds and real estate private equity funds that are not publicly traded as well as providing secondary advisory services.

   The Company is a single member limited liability company wholly owned by PHG Holdings LLC ("PHG Holdings"). PHG Holdings is owned by PHG CP Inc. and PJT Partners Holdings LP ("PJT Partners Holdings" or "PJTPH"), subsidiaries of PJT Partners Inc. ("PJT"), a publicly traded company listed on the New York Stock Exchange.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Use of Estimates—The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

   Fair Value of Financial Instruments—The carrying value of financial assets and liabilities, including cash and cash equivalents, investments, accounts receivable, interest receivable, other assets, due from affiliates, accounts payable and accrued expenses, taxes payable, other liabilities and due to affiliates approximates their fair value because they are short-term in nature or they are charged variable market rates of interest.

   Cash, Cash Equivalents and Investments in U.S. Treasury Securities—The Company considers all liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents are held at two major U.S. financial institutions.

   As of December 31, 2017, the Company had $1,989,375 representing investments in U.S. Treasury securities.

   As of December 31, 2017, U.S. Treasury securities held by the Company were classified as Level II in the fair value hierarchy. These securities are recorded at fair value using broker quotes, reflecting inputs from auction yields.

In making an assessment of the fair value hierarchy classification of investments in U.S. Treasury securities, the Company considers the amount of trading activity, observability of pricing inputs as well as whether the securities are of the most recent issuance of that security with the same maturity (referred to as "on-the-run", which is the most liquid version of the maturity band).

During the year ended December 31, 2017, there were no transfers from Level I to Level II related to U.S. Treasury securities that were initially acquired as on-the-run and classified as Level I, but subsequently transferred to Level II as a result of becoming off-the-run. There were also no transfers between Level I, Level II or Level III during the year ended December 31, 2017.

Foreign Currency—In the normal course of business, the Company may enter into transactions not denominated in U.S. dollars. The Company's balances denominated in foreign currencies are translated into U.S. dollars at the end of each period, whereas the corresponding operating results denominated in foreign currencies are translated into U.S. dollars on the respective dates of such transactions. The resulting net gain from these translations is included in interest income and other on the accompanying statement of operations.

Revenue Recognition—Placement fees are typically recognized as earned upon the acceptance by a fund of capital or capital commitments (referred to as a "closing"), in accordance with terms set forth in individual agreements. For commitment based fees, revenue is recognized as commitments are accepted. Fees for such closed-end fund arrangements are generally paid in quarterly installments over three or four years and interest is charged to the outstanding balance at an agreed upon rate (typically the London Interbank Offered Rate ("LIBOR") plus a market-based margin). For funds with multiple closings, each closing is treated as a separate performance obligation. As a result, revenue is recognized at each closing as the performance obligations are fulfilled. For open-end fund structures, placement fees are typically calculated as a percentage of a placed investor's month-end net asset value. Typically, fees for such open-end fund structures are earned over a 48 month period. For these arrangements, revenue is recognized monthly as the amounts become fixed and determinable. Fees for secondary advisory services are recognized when services for the transaction are complete, in accordance with terms set forth in individual agreements.

The Company may receive non-refundable retainers upon execution of agreements with clients to provide capital fund raising or secondary advisory services, which are recognized over the period which the services are provided, and are included in placement fees on the accompanying statement of operations. All other income and expenses are recognized when earned and incurred, respectively.

The Company typically earns interest on outstanding placement fees receivable from the time revenue is recognized. Interest is calculated based upon LIBOR plus an additional percentage as mutually agreed upon with the client. Interest accrued and outstanding as of December 31, 2017 is reported on the accompanying statement of financial condition as interest receivable.

Accounts Receivable—Accounts receivable include placement fees and reimbursable expenses due from clients, including amounts due from affiliated clients. Included in accounts receivable are long-term receivables relating to placement fees that are generally paid in installments over a period of three to four years. Accounts receivable are assessed periodically for collectibility and an allowance is recognized for doubtful accounts, if required.

The Company is reimbursed by clients for reasonable travel, telephone, postage and other out-of-pocket expenses incurred in relation to the capital fund raising or secondary advisory services provided. Expenses directly related to such transactions and billable to clients are presented net on the accompanying statement of operations. As of December 31, 2017, $3,607,139 of reimbursable

CONFIDENTIAL

expense was outstanding and is reported on the accompanying statement of financial condition in accounts receivable.

The Company does not have any long-term receivables on non-accrual status. Long-term receivables that were more than 90 days past due as of December 31, 2017 were $2,489,842.

Allowance for Doubtful Accounts—The Company performs periodic reviews of outstanding accounts receivable and credit evaluations of its clients' financial condition. The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors such as historical experience, credit quality, age of the accounts receivable balances and the current economic conditions that may affect a counterparty's ability to pay such amounts owed to the Company.

After concluding that a reserved accounts receivable balance is no longer collectible, the Company will reduce both the gross receivable and the allowance for doubtful accounts. This is determined based on several factors including the age of the accounts receivable balance and the creditworthiness of the counterparty.

As of December 31, 2017, the Company determined the allowance for doubtful accounts is $132,696.

Compensation and Benefits—Compensation and benefits consists of (a) employee compensation, comprising salary and cash bonus, and benefits paid and payable to employees and partners; and (b) equity-based compensation (as described in Note 4) associated with the grants of equity-based awards to employees and partners. Compensation cost related to the issuance of equity-based awards with a requisite service period to partners and employees is measured at fair value at the grant date, taking into consideration expected forfeitures, and expensed over the vesting period on a straight-line basis. Equity-based awards that do not require future service are expensed immediately.

Income Taxes—The Company is organized as a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. The Company's single member-owner is PHG Holdings LLC, a limited liability company treated as a partnership for federal income tax purposes. The Company is not liable for federal income taxes, as members/partners are responsible for their own tax payments. Accordingly, no provision for federal income taxes has been made.

Based upon various apportionment factors and state income tax laws, PHG Holdings LLC may be liable for income taxes in certain states and/or local jurisdictions. During the year ended December 31, 2017, income generated by the Company was subject to current and deferred New York City Unincorporated Business Tax ("UBT") of $808,421. As the revenue was generated by the Company, the related UBT is reflected in the accompanying statement of operations. The difference between the Company's statutory UBT tax rate and its effective tax rate is due primarily to permanent differences such as non-deductible expenses and certain of the Company's revenue not being subject to UBT.

The deferred tax liability reflects the tax effects of temporary differences that may exist between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for UBT purposes using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes and measures unrecognized tax benefits in accordance with U.S. GAAP. The Company evaluates tax positions taken or expected to be taken in the course of preparing income tax returns to determine whether the tax positions are "more likely than not" to be sustained under examination by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. As of December 31, 2017, the Company did not have uncertain tax positions with respect to income taxes that had a material impact on the Company's financial statements. The Company does not have any positions for which it is reasonably possible that the total amount of unrecognized tax benefits will change materially in the next twelve months.

The Company is subject to possible income tax examinations by major taxing authorities for 2014 through 2017.

The Company recognizes interest and penalties related to unrecognized tax positions in other expenses in the accompanying statement of operations.

Recent Accounting Developments— In June 2014, the Financial Accounting Standards Board ("FASB") issued amended guidance on revenue from contracts with customers. The guidance requires that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The guidance introduces new qualitative and quantitative disclosure requirements about contracts with customers including revenue and impairments recognized, disaggregation of revenue and information about contract balances and performance obligations. Information is required about significant judgments and changes in judgments in determining the timing of satisfaction of performance obligations and determining the transaction price and amounts allocated to performance obligations. Additional disclosures are required about assets recognized from the costs to obtain or fulfill a contract. The FASB approved a one-year deferral of the effective date of this guidance, such that it will be effective for annual reporting periods beginning after December 31, 2017, with early adoption permitted for annual periods beginning after December 15, 2016.

Based on the Company's evaluation of the guidance, placement fees for which payment is dependent on the closing or some other defined outcome will be considered variable consideration. The guidance requires that revenue be recognized when it is probable that variable consideration will not be reversed in a future period. As a result, the recognition of revenue with respect to a portion of certain fees before the closing of a transaction or completion of some other defined outcome may be deferred to a future period. Additionally, the Company has concluded that reimbursable expenses incurred in connection with engagements will be recognized within their respective expense category and any expense reimbursements will be recognized in interest income and other on the accompanying statement of operations. The effect of the change in timing of revenue and expense recognition could be material to any given reporting period.

The Company has adopted the standard using the modified retrospective approach as of January 1, 2018, which requires a cumulative effect adjustment upon adoption. The Company is finalizing its assessment of the cumulative effect adjustment, but expects that the adjustment will be primarily related to recording certain reimbursable expenses on a gross basis under the new guidance, which are currently presented on a net basis.

In February 2016, the FASB issued new guidance regarding leases. The guidance requires lessees to recognize, on the balance sheet, assets and liabilities for the rights and obligations created by leases. Entities are also required to provide enhanced disclosure about leasing arrangements. The amendments retain lease classifications, distinguishing finance leases from operating leases, using criteria that are substantially similar for distinguishing capital leases from operating leases in previous guidance. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. Adoption requires a modified retrospective approach. Based on the Company's initial evaluation, adoption on January 1, 2019 will result in the present value of the Company's lease commitments that have a term in excess of one year being recorded on the accompanying statement of financial condition as a right-of-use asset with a corresponding liability. The Company's lease commitments, as discussed in Note 5, primarily relate to office space. The lease-related assets will be amortized to expense over the life of the leases and the liability, and related interest expense, will be reduced as lease payments are made over the life of the lease. The Company is currently assessing the impact that adoption of this guidance will have on its financial statements.

In June 2016, the FASB issued guidance regarding the measurement of credit losses on financial instruments. The new guidance replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018. The Company is currently assessing the impact that adoption of this guidance will have on its financial statements.

3. **RELATED PARTY TRANSACTIONS**

Pursuant to an administrative services and expense agreement between the Company and PJTPH, the Company reimbursed PJTPH for direct and indirect expenses incurred on the Company's behalf including accounting, compensation, human resources, legal, compliance, financial administration, information technology, office services and facilities. Total expenses incurred for the year ended December 31, 2017 were $83,474,138. As of December 31, 2017, the Company owed PJTPH $3,535,505.

The Company also had a service agreement with PJT Partners (UK) Limited ("PJT-UK"), a UK affiliate of PJT. This affiliate provided marketing services on behalf of the Company to investors in the United Kingdom and throughout Europe as licensed though the Financial Conduct Authority. The fee for such services is cost plus 15%. For the year ended December 31, 2017, total expenses incurred under this agreement were $25,419,735. As of December 31, 2017, the Company owed PJT-UK $3,235,439.

The Company also had a service agreement with PJT Partners (HK) Limited ("PJT-HK"), a Hong Kong affiliate of PJT. This affiliate provided marketing services on behalf of the Company to investors in Hong Kong, Australia and throughout Asia as licensed through the Securities and Futures Commission in Hong Kong. The fee for such services is cost plus 15%. Total expenses

incurred for the year ended December 31, 2017 were $9,763,465. As of December 31, 2017, the Company owed PJT-HK $732,065.

From time to time, the Company and various affiliated entities incur costs on each other's behalf. As of December 31, 2017, there were balances due to various entities of $299,446 and a balance due from an affiliated entity of 241,436.

4. EQUITY-BASED COMPENSATION

On October 1, 2015, PJT adopted the PJT Partners Inc. 2015 Omnibus Incentive Plan (the "PJT Equity Plan") for the purpose of providing incentive compensation measured by reference to the value of PJT's common stock or partnership units of PJTPH. PJT has issued equity-based compensation awards in the form of deferred restricted stock units ("RSUs") and PJT Partners Holdings units to certain of the Company's professionals.

For the year ended December 31, 2017, the Company recorded compensation expense of $9,437,161 in relation to PJT and PJTPH equity-based awards.

Restricted Stock Units

Pursuant to the PJT Equity Plan and in connection with the spin-off from The Blackstone Group L.P. (the "spin-off"), annual compensation and ongoing hiring process, Company personnel have been issued shares of RSUs, which generally vest over a service life of three to five years. Awards are forfeited if the employee ceases to be employed by the Company prior to vesting.

A summary of the status of the Company's personnel's unvested RSUs in PJT Partners Inc. and PJT Partners Holdings LP as of December 31, 2017 and of changes during the period January 1, 2017 through December 31, 2017 is presented below:

| | Restricted Stock Units | | | |
| | PJT Partners Inc. | | PJT Partners Holdings LP | |
	Number of Units	Weighted-Average Grant Date Fair Value (in dollars)	Number of Partnership Units	Weighted-Average Grant Date Fair Value (in dollars)
Balance, December 31, 2016	394,140	$ 27.77	59,375	$ 27.19
Granted	191,091	36.17	—	—
Dividend Equivalents Granted	1,567	32.91	—	—
Vested	(185,413)	25.88	(30,191)	13.28
Forfeited	(558)	32.63	—	—
Balance, December 31, 2017	400,827	$ 32.66	29,184	$ 41.58

As of December 31, 2017, there was $6,048,628 of estimated unrecognized compensation expense related to unvested RSU awards. The Company assumes a forfeiture rate of 4.0% to 14.0% annually based on expected turnover and periodically reassesses this rate. This cost is expected to be recognized over a weighted-average period of 1.2 years.

Partnership Units

In connection with the spin-off, certain employees of the Company received Partnership Units that, subject to certain terms and conditions, are redeemable at the option of the holder for cash or, at PJT's election, for shares of PJT Partners Inc. Class A common stock on a one-for-one basis. These Partnership Units generally vest over a service life of three to five years.

A summary of the status of the Company's personnel's unvested Partnership Units as of December 31, 2017 and of changes during the period January 1, 2017 through December 31, 2017 is presented below:

	Partnership Units		
	Number of Partnership Units		Weighted-Average Grant Date Fair Value (in dollars)
Balance, December 31, 2016	10,000	$	26.43
Balance, December 31, 2017	10,000	$	26.43

As of December 31, 2017, there was $159,125 of estimated unrecognized compensation expense related to unvested Partnership Units. The Company assumes a forfeiture rate of 4.0% annually based on expected turnover and periodically reassesses this rate. This cost is expected to be recognized over a weighted-average period of 1.3 years.

Units Expected to Vest—The following unvested units, after expected forfeitures, as of December 31, 2017, are expected to vest:

	Units	Weighted-Average Service Period in Years
Restricted Stock Units	412,359	1.2
Partnership Units	9,702	1.3
Total	422,061	1.2

5. COMMITMENTS AND CONTINGENCIES

Operating Leases—The Company leases office space in various cities throughout the United States under non-cancelable leases expiring at various dates through April 2020.

The following is a schedule of future minimum lease payments required under these non-cancelable operating leases:

Year Ending December 31,		
2018	$	914,846
2019		941,717
2020		311,133
	$	2,167,696

Total rent expense of $3,655,990, including allocations, is included in occupancy and related on the accompanying statement of operations for the year ended December 31, 2017.

During May 2016, the Company entered into a sub-lease agreement for one of its properties to a third party through April 2018. Sub-lease income recognized for the year ended December 31, 2017 was $152,250 and is included in interest and other on the accompanying statement of operations.

Litigation—From time to time, the Company may be named as a defendant in legal actions relating to transactions conducted in the ordinary course of business. Some of these matters may involve claims of substantial amounts. Although there can be no assurance of the outcome of such legal actions, in the opinion of management, after consultation with external counsel, the Company believes it is not probable and/or reasonably possible that any current legal proceedings or claims would individually or in the aggregate have a material adverse effect on financial statements of the Company.

Indemnification— The Company enters into contracts that contain a variety of indemnification obligations. The Company's maximum exposure under these arrangements is not known; however, the Company currently expects any associated risk of loss to be insignificant. In connection with these matters, the Company has incurred and may continue to incur legal expenses, which are expensed as incurred.

6. **CONCENTRATIONS OF CREDIT RISK**

The Company derives its revenue from a small number of clients involving transactions with high dollar values. In addition, there may be a concentration of receivables with these same clients.

For the year ended December 31, 2017, two clients represented approximately 14% of the total revenues of the Company. Additionally, the Company is subject to concentrations of credit risk with respect to its accounts receivable. The Company had two clients account for approximately 11% of its accounts receivable at December 31, 2017.

7. **MEMBER'S EQUITY**

During the year ended December 31, 2017, the Company paid distributions of member's equity of $13,000,000.

8. **REGULATORY REQUIREMENT**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the Company to maintain minimum net capital. The Company elected to adopt the Alternative Standard which defines minimum net capital as $250,000 or 2% of aggregate debit items computed in accordance with the Reserve Requirement, whichever is greater. At December 31, 2017, the Company had net capital of $15,904,517, which was in excess of its statutory requirements by $15,654,517.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, is exempt from the SEC Customer Protection Rule (Rule 15c3-3).

9. **DEFINED CONTRIBUTION PLAN**

PJTPH provides a 401(k) savings plan (the "Plan") for permanent full time employees in the United States. Eligible employees who participate in the Plan receive matching on 100% of employee contribution up to a maximum of $3,200 per plan year. For the year ended December 31, 2017, expense incurred in connection with the Plan was $173,898 and is included in compensation and benefits on the accompanying statement of operations.

10. **SUBSEQUENT EVENTS**

The Company has evaluated the impact of subsequent events through the date these financial statements were issued, and determined there were no subsequent events requiring adjustment or further disclosure to the financial statements.

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PARK HILL GROUP LLC

COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2017

MEMBER'S EQUITY	$	177,430,052
NON-ALLOWABLE ASSETS		
Accounts receivable, net		158,627,655
Interest receivable		2,230,084
Due from affiliates		241,436
Other assets		396,519
Total non-allowable assets		161,495,694
Less: haircuts		29,841
NET CAPITAL	$	15,904,517
COMPUTATION OF MINIMUM NET CAPITAL		
MINIMUM NET CAPITAL (greater of $250,000 or 2% of aggregate debit items)	$	250,000
EXCESS NET CAPITAL	$	15,654,517
NET CAPITAL IN EXCESS OF THE GREATER OF 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	15,604,517

Note: No differences exist between the computation of net capital above and the reported unaudited Form X-17A-5 Part IIA as of December 31, 2017, filed on January 25, 2018.

See notes to financial statements.

PARK HILL GROUP LLC

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION
RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO
RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2017**

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934
as the Company's activities are limited to those set forth in the conditions for exemption appearing in
paragraph (k)(2)(i) of Rule 15c3-3.